

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2013

Via E-mail
Doyal Bryant
Chief Executive Officer
UBL Interactive, Inc.
6701 Carmel Road, Suite 202
Charlotte, NC 28226

> **Re:** **UBL Interactive, Inc.**
> **Amendment No. 1 to Registration of Securities on Form 10**
> **Filed July 8, 2013**
> **File No. 000-54955**

Dear Mr. Bryant:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Where we refer to prior comments, we are referring to our letter dated June 10, 2013.

General

1. Please provide us with the relevant portions of the industry research reports you cite, excluding reports issued by the U.S. Government. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus.

Item 1. Business

Overview, page 3

2. Please tell us what consideration you have given to filing your agreements with the data aggregators as exhibits or provide us with your analysis as to why this is not required. Please ensure that you analyze whether you are substantially dependent upon these contracts. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Government Regulation, page 9

3. You state that you are not currently subject to any laws and regulations that have a material effect on your operations, but that you may be subject to new laws and regulations in the future. Yet you also state that the "costs of compliance with these laws…are high and are likely to increase in the future." Please consistently describe your compliance obligations and resultant costs.

Risk Factors

"Our stockholder may experience significant dilution...," page 10

4.   Please revise your disclosure to provide quantitative illustrations of the potential impact of the adjustment of the conversion price in the case of your notes and the exercise price in the case of your warrants, should you issue any securities at prices less than the conversion or exercise prices, and the corresponding dilutive effects on existing stockholders.

"If we fail to maintain effective internal controls over financial reporting…," page 12

5.   Please further expand the risk factor to disclose that you will not be required to evaluate your internal controls over financial reporting evaluation, and disclose the results of such evaluation, until the filing of your second annual report. Please also discuss resultant risks to investors.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

6.   We note your response to prior comment 20, and your corresponding amended disclosure. Please tell us how the company determined that the introduction of new products was not a material driving factor for the identified periods. Please also tell us what specific new products the company introduced during these periods, and provide quantitative context concerning the impact the new products had on revenues in each period.

Results of Operations for the years ended September 30, 2012 and 2011, page F-15

7.   We note your response to prior comment 21. We continue to believe that you should disclose unit sales, the average revenue per unit (ARPU) and retention rates for each period presented.   It appears that this is important information necessary to understanding your business and revenue. Please revise accordingly.

Liquidity and Capital Resources, page 19

8.   We note your revised disclosures in response to prior comment 23. Please revise your liquidity disclosures to discuss your financial position and changes in financial position for each period presented. In this respect, your liquidity discussion should cover material variability in your historical cash flows for the fiscal years ended September 30, 2012 and 2011. In addition, please revise your disclosures to disclose the day's sales outstanding ("DSO") as of September 30, 2012 and 2011, and the impact it has on your cash flows. We refer you to Item 303(a) of Regulation S-K and Section IV.B of SEC Release No. 33-8350.

<u>Item 5. Directors and Officers</u>

<u>Summary Compensation Table, page 25</u>

9.   You indicate that grants were made by your compensation committee to Messrs. Bryant and Travers as compensation is lieu of $88,000 of unpaid salary. With a view towards disclosure, please tell us whether your executives entered into any written agreements in this regard, and file such agreements. Refer to Item 601(b)(10)(iii).   Further, tell us how you accounted for the difference between the salary earned by your executives and the salary actually paid to them.   Lastly, please tell us whether the option grant was expensed at the same value as the amount of the discharged obligation.

10.   Please amend your disclosure to reflect the information contained in your response to prior comment 29.

<u>Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 32</u>

11.   Please expand your response to prior comment 31, to provide quantitative information on which you base your belief that the trading of your securities has been limited and sporadic. Your securities appear to have been quoted with significant frequency and volume since at least August 2011.

<u>Item 10. Recent Sales of Unregistered Securities, page 32</u>

12.   We reissue prior comment 32, insofar as you have not clearly disclosed the total number of investors that participated in some of these transactions.

<u>Item 15. Financial Statements and Exhibits, page 38</u>

<u>General</u>

13.   In response to prior comment 16 you state that you do not expect that future sales to your principal customers will represent 10% or more of your total revenues for fiscal year 2013. Please explain whether you are substantially dependent upon these agreements. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

14.   On March 31, 2013, the balance on the SBA loan was $343,161; that amount exceeds 10% of your total assets at the time of your most recent balance sheet, and as such is required to be filed pursuant to Item 601(b)(4) of Regulation S-K. Please file this loan agreement as an exhibit, or tell us why you believe it is not required to be filed. Further, we reissue prior comment 22 insofar as you have not amended your risk factor disclosure to reflect the current existence of a covenant deficiency.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-40

15.   We note your response to prior comment 37. Please clarify how you account for substantial discounts offered to wholesale agencies and commissions for online affiliates. In addition, explain how you account for your affiliate program, which shares revenue with publishers for referrals.

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters.

        Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3462 with any other questions.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Branch Chief – Legal

cc: Via E-mail
        Marcelle Balcombe
        Sichenzia Ross Friedman Ference LLP